EXHIBIT 99.1

CRYPTOLOGIC LIMITED

Alexandria House, The Sweepstakes

Ballsbridge, Dublin 4

Ireland

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual & Special Meeting of Shareholders of CryptoLogic Limited (“CryptoLogic” or the “Company”) will be held at The Sutton Place Hotel, 955 Bay Street, Toronto, Ontario, Canada, on Tuesday, June 17, 2008 at 4:30 p.m., Eastern time, for the following purposes:

1.	To receive and consider the financial statements of the Company for the fiscal year ended December 31, 2007, together with the auditor’s report thereon.
2.	To adopt the 2008 Incentive Stock Option Plan as outlined in the Management Information Circular.
3.	To elect the directors of the Company.
4.	To appoint the auditors of the Company and authorize the directors to fix their remuneration.
5.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Dated at Toronto, Ontario, Canada on May 14, 2008.

By the order of the Board of Directors
_______________________ Robert Stikeman Chairman of the Board

If you are not able to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy, in the enclosed envelope to Equity Transfer & Trust Company, 400 - 200 University Avenue, Toronto, Ontario, Canada, M5H 4H1, prior to the close of the last business day prior to the Meeting, or, if the Meeting is adjourned, forty-eight hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting, or to the Chairman of the Meeting on the day of the Meeting prior to the commencement thereof. If you are able to attend the Meeting, filing your proxy prior to the Meeting will not prevent you from voting at the Meeting.